Filed pursuant to Rule 424(b)(3)
File No. 333-162718

UNITED STATES HEATING OIL FUND, LP

Supplement dated February 29, 2012

to

Prospectus dated April 29, 2011 as amended December 30, 2011 and January 29, 2012

This supplement contains information, which amends, supplements or modifies certain information contained in the Prospectus of United States Heating Oil Fund, LP dated April 29, 2011 as amended December 30, 2011 and January 29, 2012. Please read it and keep it with your Prospectus for future reference.

Cover Page

The first two paragraphs are replaced with the following:

United States Heating Oil Fund, LP, a Delaware limited partnership, is a commodity pool that issues units that may be purchased and sold on the NYSE Arca. United States Heating Oil Fund, LP is referred as USHO throughout this document. The investment objective of USHO is for the daily changes in percentage terms of its units’ net asset value to reflect the daily changes in percentage terms of the spot price of heating oil (also known as No. 2 fuel) for delivery to the New York harbor, as measured by the changes in the price of the futures contract on heating oil traded on the New York Mercantile Exchange that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case the futures contract will be the next month contract to expire, less USHO’s expenses. USHO will continuously offer creation baskets consisting of 50,000 units to authorized purchasers through ALPS Distributors, Inc., which is the marketing agent. A list of USHO’s current authorized purchasers is available from the marketing agent. Through May 1, 2012, authorized purchasers will pay a transaction fee of $350 for each order placed to create one or more baskets. Beginning on May 2, 2012 and after, authorized purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. The units are listed on the NYSE Arca under the symbol “UHN.” The general partner of USHO does not intend to operate USHO is a fashion such that its per unit net asset value will equal, in dollar terms, the spot price of heating oil or any particular futures contract based on heating oil.

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Authorized purchasers may purchase creation baskets of 50,000 units. The per unit price of units on a particular day will be the total net asset value of USHO calculated shortly after close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding units.

Prospectus Summary (pages 1-12)

The second paragraph on page 1 located in the “Overview of USHO” section is replaced with the following:

USHO continuously offers baskets consisting of 50,000 units (“Creation Baskets”) to “Authorized Purchasers” through ALPS Distributors, Inc., which is the “Marketing Agent” for USHO. An Authorized Purchaser, in turn, may offer to the public units of any baskets it creates. The units trade on the NYSE Arca at prices that may be lower or higher than the net asset value (“NAV”) per unit. USHO commenced operations on April 9, 2008, and its units trade on the NYSE Arca under the ticker symbol “UHN.”

Prospectus Summary (pages 1-12)

The first sentence of the second full paragraph on page 3 located in the “Overview of USHO” section is replaced with the following:

USHO creates units only in blocks of 50,000 units called Creation Baskets and redeems units only in blocks of 50,000 units called Redemption Baskets. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units or less.

Prospectus Summary (pages 1-12)

The “Note to Secondary Market Investors” on page 4 located in the Prospectus Summary section is replaced with the following:

Note to Secondary Market Investors: The units can be directly purchased from or redeemed by USHO only in Creation Baskets or Redemption Baskets, respectively, and only by Authorized Purchasers. Each Creation Basket and Redemption Basket consists of 50,000 units and is expected to be worth millions of dollars. Individual investors, therefore, will not be able to directly purchase units from or redeem units with USHO. Some of the information contained in this prospectus, including information about buying and redeeming units directly from and to USHO is only relevant to Authorized Purchasers. Units are listed and traded on the NYSE Arca and may be purchased and sold and individual units. Individuals interested in purchasing units in the secondary market should contact their broker. Units purchased and sold through a broker may be subject to commissions.

Except when aggregated in Redemption Baskets, units are not redeemable securities. There is no guarantee that units will trade at or near the per-unit NAV.

Prospectus Summary (pages 1-12)

The second paragraph of “The Units” section on page 4 is replaced with the following:

This is a continuous offering under Rule 415 of the 1933 Act and is not expected to terminate until all of the registered units have been sold or three years from the date of the prospectus, whichever is earlier, although the offering may be temporarily suspended during such period when suitable investments for USHO are not available or practicable. It is anticipated that when all registered units have been sold pursuant to this registration statement, additional units will be registered in subsequent registration statements. As discussed above, the minimum purchase requirement for Authorized Purchasers is a Creation Basket, which consists of 50,000 units. Under the plan of distribution, USHO does not require a minimum purchase amount for investors who purchase units from Authorized Purchasers. There are no arrangements to place funds in an escrow, trust, or similar account.

Breakeven Analysis (pages 7-8)

Footnote 2 of the Breakeven Analysis is amended as follows. The change in the footnote did not change the number in the corresponding table:

2)	Through May 1, 2012, Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. Beginning on May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. An order must be at least one basket, which is 50,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/50,000).

The Offering (page 9)

The Offering provision under the heading “The Offering” is deleted and replaced with the following:

USHO is offering Creation Baskets consisting of 50,000 units through ALPS Distributors, Inc. (“Marketing Agent”) as marketing agent to Authorized Purchasers. Authorized Purchasers may purchase Creation Baskets consisting of 50,000 units at USHO’s NAV.

How Does USHO Operate? (pages 61-64)

The fourth paragraph on page 64 is replaced with the following:

The units issued by USHO may only be purchased by Authorized Purchasers and only in blocks of 50,000 units called Creation Baskets. The amount of the purchase payment for a Creation Basket is equal to the aggregate

NAV of the units in the Creation Basket. Similarly, only Authorized Purchasers may redeem units and only in blocks of 50,000 units called Redemption Baskets. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units or less. The amount of the redemption proceeds for a Redemption Basket is equal to the aggregate NAV of units in the Redemption Basket. The purchase price for Creation Baskets, and the redemption price for Redemption Baskets are the actual NAV calculated at the end of the business day when a request for a purchase or redemption is received by USHO. The NYSE Arca publishes an approximate NAV intra-day based on the prior day’s NAV and the current price of the Benchmark Futures Contract, but the price of Creation Baskets and Redemption Baskets is determined based on the actual NAV calculated at the end of each trading day.

What is USHO’s Investment Strategy? (pages 64-66)

The second paragraph of “What is USHO’s Investment Strategy” on page 65 is replaced with the following:

As an example, assume that a Creation Basket is sold by USHO, and that USHO’s closing NAV per unit is $50.00. In that case, USHO would receive $2,500,000 in proceeds from the sale of the Creation Basket ($50.00 NAV per unit multiplied by 50,000 units, and ignoring the Creation Basket fee). If one were to assume further that the General Partner wants to invest the entire proceeds from the Creation Basket in the Benchmark Futures Contracts and the market value of the Benchmark Futures Contracts is $59,950, USHO would be unable to buy the exact number of Benchmark Futures Contracts with an aggregate market value equal to $2,500,000. Instead, USHO would be able to purchase 41 Benchmark Futures Contracts with an aggregate market value of $2,457,950. Assuming a margin requirement equal to 10% of the value of the Benchmark Futures Contract, USHO would be required to deposit $245,795 in Treasuries and cash with the futures commission merchant through which the Benchmark Futures Contracts were purchased. The remainder of the proceeds from the sale of the Creation Basket, $2,212,155, would remain invested in cash, cash equivalents, and Treasuries as determined by the General Partner from time to time based on factors such as potential calls for margin or anticipated redemptions.

Marketing Agent and Authorized Purchasers (pages 81-82)

The first paragraph of the “Marketing Agent and Authorized Purchasers” on page 81 is replaced with the following:

The offering of USHO’s units is a best efforts offering. USHO continuously offers Creation Baskets consisting of 50,000 units through the Marketing Agent, to Authorized Purchasers. Merrill Lynch Professional Clearing Corp. was the initial Authorized Purchaser. The initial Authorized Purchaser purchased the initial Creation Basket of 200,000 units at $50.00 per unit on April 9, 2008. Through May 1, 2012, all Authorized Purchasers pay a $350 fee for each order to create one or more Creation Baskets. Beginning May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. The Marketing Agent receives, for its services as marketing agent to USHO, a marketing fee of 0.06% on assets up to the first $3 billion and 0.04% on assets in excess of $3 billion; provided, however, that in no event may the aggregate compensation paid to the Marketing Agent and any affiliate of the General Partner for distribution-related services in connection with this offering of units exceed ten percent (10%) of the gross proceeds of this offering.

Suspension or Rejection of Redemption Orders (pages 86-87)

The second paragraph under the heading “Suspension or Rejection of Redemption Orders” is deleted and replaced with the following:

Redemption orders must be made in whole baskets. The General Partner will reject a redemption order if the order is not in proper form as described in the Authorized Purchaser Agreement or if the fulfillment of the order in the opinion of its counsel, might be unlawful. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units (i.e., two baskets) or less.

Appendix A – Glossary of Defined Terms (pages A-1 through A-3)

The definition of “Creation Basket” and “Redemption Basket” is replaced with the following:

Creation Basket: A block of 50,000 units used by USHO to issue units.

Redemption Basket: A block of 50,000 units used by USHO to redeem units.

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